Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”) or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

GRANT OF RESTRICTED SHARE UNIT AWARDS

Baozun Inc. (the “Company”, together with its consolidated subsidiaries and its affiliated consolidated entities, the “Group”) hereby announces that on August 28, 2026 (Hong Kong time), the Company granted and proposed to grant restricted share unit awards (the “RSUs”) under the 2022 share incentive plan of the Company (the “2022 Plan”) to certain grantees (the “Grantees”), the details of which are set forth as follows:

Date of grant:	August 28, 2026 (Hong Kong time) (the “Grant Date”)

Number of RSUs granted:	852,000 RSUs, details of the Grantees are as follows:

			Percentage
			of the total
			issued shares
			of the
			Company
			(excluding
			treasury
		Number	shares) on the
Name/Category of Grantees	Positions	of RSUs	Grant Date

Mr. Vincent Wenbin Qiu (“Mr. Qiu”)	a director (the “Director”) of the Company and the chief executive officer	174,000	0.0998%
Ms. Bin Yu	Director	18,000	0.0103%
5 employees	employees of the Group	660,000	0.3784%
Total		852,000	0.4885%

Number of underlying Class A ordinary shares of the Company:	852,000 Class A ordinary shares (the “Shares”) or 284,000 American depository shares (the “ADS(s)”) of the Company

Purchase price:	The Grantees are not required to pay any purchase price for the Shares issuable under the RSUs.

Closing price of the Shares on the date of grant:	HK$7.72 per Share, for Shares traded on the Stock Exchange on August 28, 2026 (Hong Kong time), being the trading day on the Stock Exchange on the Grant Date.

US$3.02 per ADS, for ADSs traded on the Nasdaq Global Select Market on August 27, 2026 (United States time), being the trading day on the Nasdaq Global Select Market immediately before the Grant Date.

Performance target and vesting period:	Subject to the satisfaction of the individual performance review and satisfaction of certain milestones or performance targets relating to the Group as set out in the award agreements applicable to the respective Grantees, the vesting schedules are set as follows:

			Circumstances
Name/category	Number		for any
of Grantees	of RSUs	Vesting Period	Shorter
			Vesting Period

Mr. Qiu	174,000	100% of the RSUs shall be vested on February 28, 2027.	Grants of RSUs with performance based vesting conditions according to the terms and conditions of the 2022 Plan.

Ms. Bin Yu	18,000	Each of 7,500 RSUs and 10,500 RSUs shall vest on May 21, 2029 and May 21, 2030, respectively.	Not applicable

5 employees	660,000	75% of the RSUs shall be vested on August 28, 2029, and 25% of the RSUs shall be vested on August 28, 2030.	Not applicable

Clawback mechanisms:	Subject to the terms and conditions in the 2022 Plan, the RSUs may be forfeited or clawbacked if the Grantees (i) seriously commit or persistently breach or not comply with any policy of the Group or any applicable laws and rules applicable to such Grantees, including but not limited to the applicable employee handbook; (ii) engage in intentional misconduct or gross negligence in such Grantees’ duties which result in a material loss of the Group; (iii) engage in any gross misconduct; or (iv) engage in any activity which is inimical, contrary or harmful to the interests of the Company.

Arrangement for the Group to provide financial assistance to a grantee to facilitate the purchase of Shares:	None

The RSUs are subject to the terms and conditions of the 2022 Plan and award agreements applicable to the Grantees. Details of the 2022 Plan are set out in Appendix IV – The 2022 Plan of the circular of the Company dated October 5, 2022.

Pursuant to Rule 17.04(1) of the Listing Rules, the grant of RSUs to the above Directors has been approved by the Board (including the independent Directors), save that each Director has abstained from voting on the relevant resolutions in relation to the grant of RSUs to himself/herself. Each of the grant of RSUs to the Directors forms part of his/her remuneration package under his/her service contract with the Company.

The compensation committee (the “Compensation Committee”) of the Company and all independent Directors have reviewed and fully considered the grant of RSUs to Mr. Qiu, and is of view that, (i) Mr. Qiu, as a Director and the chief executive officer of the Company, has made significant contributions to the Company in managing the overall operations and improving the performance of the Company; (ii) the vesting arrangement for the RSUs granted to Mr. Qiu is performance-based and serves as the Board’s appreciation and recognition of Mr. Qiu’s contribution towards the growth of the Group; and (iii) the RSUs granted to Mr. Qiu will provide incentive to retain Mr. Qiu and motivate him to create more value in the Group’s long-term development. Therefore, the Compensation Committee and all independent Directors are of view that the grant of RSUs to Mr. Qiu and the vesting arrangement will closely align the purpose of the 2022 Plan and the interests and benefits of the Group, the Board and the management of the Group, and thus is appropriate and reasonable and in the interests of the Company and its Shareholders as a whole.

Mr. Qiu is one of the beneficiaries of the weighted voting rights of the Company. Pursuant to the note to Rule 17.04(1) of the Listing Rules, the nominating and corporate governance committee of the Company have reviewed and fully considered the grant of RSUs to Mr. Qiu, including the reasons of such grant, and is of the view that, the grant of RSUs to Mr. Qiu are fair and reasonable and in the interest of the Company and its Shareholders as a whole.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiry, save as disclosed in this announcement in relation to the grants to Mr. Qiu and Ms. Bin Yu, none of the Grantees is (i) a Director, a chief executive, a senior manager, or a substantial shareholder of the Company, or an associate of any of them; or (ii) a participant with options and awards granted and to be granted exceeding the 1% individual limit under Rule 17.03D of the Listing Rules; or (iii) a related entity participant or service provider with options and awards granted and to be granted in any 12-month period exceeding 0.1% of the total issued Shares (excluding treasury shares). None of the grant will be subject to approval by the Shareholders.

As of the date of this announcement, 16,586,516 Shares remained available for future grants under the 2022 Plan in accordance with the terms of the 2022 Plan, of which 5,231,555 Shares are available for future grants to the service providers.

By order of the Board
Baozun Inc.
Mr. Vincent Wenbin Qiu
Chairman

Hong Kong, August 28, 2026

As at the date of this announcement, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Dr. Jun Wang and Ms. Bin Yu as directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.

*	For identification purpose only

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